Filed Pursuant to Rule 433
Registration No. 333-134553

Equities
Structured Equity Solutions

Preliminary Terms and Conditions, February 21, 2007	Telephone: +1 212 526 0905

Buffered Principal At Risk Enhanced Participation Notes
Linked to the S&P 500® Index

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 210-I dated February 21, 2007, underlying supplement no. 100 dated December 13, 2006, and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 210-I, underlying supplement no. 100, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 210-I, underlying supplement no. 100, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

The notes are designed for investors who seek exposure to an enhanced participation in any appreciation of the S&P 500® Index. Partial principal protection investments can help reduce portfolio risk while maintaining an enhanced exposure to equities. The S & P 500® Index also allows investors the opportunity for diversification. Investors should be willing to forego interest and dividend payments during the term of the notes and be willing to lose up to 85% of their principal if the Index declines.

Issuer:	Lehman Brothers Holdings Inc.

Index:	The notes are linked to the S&P 500® Index.

Protection Percentage:	15%

Participation Rate:	101.50%.

No Interest Payments:	There will be no interest payment during the term of the notes.

Payment at Maturity (per $1,000):

•                  If the Index Ending Level is equal to or above the Index Starting Level, you will receive a cash payment that provides you with a return per $1,000 note principal amount equal to the Index Return multiplied by the Participation Rate of 101.50%. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 note principal amount will be calculated as follows:

$1,000 + ($1,000 x Index Return x Participation Rate)

• If the Index Ending Level is below the Index Starting Level by Protection Percentage of 15% or less, you will receive the principal amount of your notes at maturity.

•                  If the Index Ending Level is below the Index Starting Level by more than Protection Percentage of 15%, you will lose 1% of the principal amount of your notes for every 1% that the Index is below 15%. Accordingly, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + Protection Percentage)]

If the Index Ending Level is below the Index Starting Level by more than 15%, you could lose up to $850 per $1,000 note principal amount.

Index Return:	Index Ending Level – Index Starting Level
Index Starting Level

Index Starting Level:	The Index Closing Level on the Pricing Date.

Index Ending Level:	The Index Closing Level on the Observation Date.

Pricing Date:	February 23, 2007*††

Settlement Date:	February 28, 2007*

Observation Date:	August 25, 2010*†

Term; Maturity Date:	3½ years; August 28, 2010*†

Denominations:	$1,000 per Note

Minimum Investment:	$10,000

CUSIP:	524908VB3

ISIN:	US524908VB38

*Expected.  In the event that we make any change to the expected Pricing Date and Settlement Date, the Observation Date and Maturity Date will be changed so that the stated term of the notes remains the same.

† Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 210-I.

†† The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Certain U.S. Federal Income Tax Consequences”.

Investing in the Buffered Principal At Risk Enhanced Participation Notes linked to the S&P 500® Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 210-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 100 and “Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 210-I, underlying supplement no. 100 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Commission(2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2) The underwriter will receive proceeds equal to approximately $[   ] per $1,000 principal amount, or [  ]%, and will use approximately $[   ] per $1,000 principal amount of these proceeds to pay selling concessions to other dealers.  Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

Lehman Brothers

                    , 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 210-I and underlying supplement no. 100. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 210-I, underlying supplement no. 100, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 210-I and “Risk Factors” in the accompanying underlying supplement no. 100, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•                  Product supplement no. 210-I dated February 21, 2007:
http://www.sec.gov/Archives/edgar/data/806085/000110465907012739/a07-3345_19424b2.htm

•                  Underlying supplement no. 100 dated December 13, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000095013606010223/file1.htm

•                  MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•                  Base prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc..

Selected Purchase Considerations

•                  Uncapped Appreciation Potential: The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by the Participation Rate of 101.50%. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation, if any, of the Index.  Because the notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•                  Limited Protection Against Loss:  At maturity, you will receive 100% of the principal amount of your notes the Index Ending Level is below the Index Starting Level, by up to 15%. If the Index Ending Level is below the Index Starting Level by more than 15%, for every 1% decline of the Index beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes.  For example, an Index Return of -20% will result in a 5% loss of principal.

•                  Diversification of the S&P 500® Index:  The return of the notes is linked to the S&P 500® Index.  The S&P 500® Index includes 500 leading companies in leading industries of the U.S. economy. For additional information about the S&P 500® Index, see the information set forth under “The S&P 500® Index” in the accompanying underlying supplement no. 100.

•                  Certain U.S. Federal Income Tax Consequences: The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Simpson Thacher & Bartlett LLP, that the notes should be treated as cash-settled financial contracts for U.S. federal income tax purposes, as described under “Certain U.S. Federal Income Tax Consequences” in product supplement no. 210-I, and will be based on certain factual representations to be received from us on or prior to the Pricing Date.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 210-I and in the “Risk Factors” section of the accompanying underlying supplement no.100.  You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

•                  Your Investment in the Notes May Result in a Loss:  The notes do not guarantee any return of principal in excess of $150 per $1,000 principal amount. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Index Ending Level beyond the 15% protection percentage as compared to the Index Starting Level.  YOU MAY LOSE UP TO 85% OF YOUR PRINCIPAL IF THE INDEX DECLINES.

•                  No Interest or Dividend Payments or Voting Rights:  As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

•                  Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity:  While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•                  Dealer Incentives:  We and our affiliates act in various capacities with respect to the notes.  Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes.  Such affiliates, including the sales representatives, will derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell these notes instead of other investments.  We will pay compensation of up to $[   ] per note to the principals, agents and dealers in connection with the distribution of the notes.

•                  Lack of Liquidity:  The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

•                  Potential Conflicts:  We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, we are one of the companies that make up the S&P 500® Index.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the S&P 500® Index and the value of the notes.

•                  We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes.  Any Such Research, Opinions or Recommendations Could Affect the Level of the Index to which the Notes are Linked or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes which are linked to the S&P 500® Index.

•                  Many Economic and Market Factors Will Impact the Value of the Notes:  In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 210-I.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount at maturity, for a hypothetical range of performance of the S&P 500® Index for an Index Return of –100% to 100% and assumes an Index Starting Level of 1455.54 and reflects a Participation Rate of 101.50%. The hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the table below have been rounded for ease of analysis.

Index Ending Level	Index Return	Payment at Maturity	Return
0	-100%	$150.00	-85.000%
727.77	-50%	$650.00	-35.000%
1091.66	-25%	$900.00	-10.000%
1164.43	-20%	$950.00	-5.000%
1309.99	-10%	$1,000.00	0%
1455.54	0%	$1,000.00	0%
1601.09	10%	$1,101.50	10.150%
1746.65	20%	$1,203.00	20.300%
1819.43	25%	$1,253.75	25.375%
2183.31	50%	$1,507.50	50.750%
2547.20	75%	$1,761.25	76.130%
2911.08	100%	$2,015.00	101.500%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Index increases from an Index Starting Level of 1455.54 to an Index Ending Level of 1601.09.  Because the Index Ending Level of 1601.09 is above the Index Starting Level of 1455.54, the payment at maturity is equal to $1,101.50 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (0.10 x 1.015)] = $1,101.50

Example 2: The level of the Index decreases from an Index Starting Level of 1455.54 to an Index Ending Level of 1309.99.  Because the Index Ending Level of 1309.99 is below the Index Starting Level of 1455.54 by not more than the Protection Percentage of 15%, the payment at maturity is equal to $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from an Index Starting Level of 1455.54 to an Index Ending Level of 1164.43. Because the Index Ending Level of 1164.43 is below the Index Starting Level of 1455.54 by more than the Protection Percentage of 15%, the Index Return is negative and the investor will receive a payment at maturity of $950 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-.20 + .15)] = $950

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index from January 4, 2002 through February 16, 2007.  The closing level of the S&P 500® Index on February 16, 2007 was 1455.54.

We obtained the Index closing level below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in any amount in excess of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement.  After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc..

We have granted Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $[     ] additional aggregate principal amount of notes solely to cover over-allotments.  To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional notes.  If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $[     ], $[     ] and $[     ], respectively.

We expect to deliver the notes against payment on or about February 28, 2007, which is the third business day following the date of the pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, if any purchaser wishes to trade the notes on the date of the pricing supplement, it will be required, by virtue of the fact that the notes initially will settle on the third business day following the date of the pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and the Underwriters and/or an affiliate will earn additional income as a result of payments pursuant to the swap, or related hedge transactions.